UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RAND LOGISTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

752182105
(CUSIP Number of Common Stock Underlying Warrants)

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York  10017
(212) 644-3450
Fax: (212) 644-6262
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$519,449	$20.41
_______________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Rand Logistics, Inc. (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 5,194,489 warrants issued by the Company in its initial public offering, the opportunity  to exercise such warrants by tendering twenty-five warrants for one (1) share of common stock, on a cashless basis (the “Offer”). The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on September 22, 2008, which was $0.10.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $20.41
Form or Registration Number:  Schedule TO
Filing Party:  Rand Logistics, Inc.
Date Filed:  September 26, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Schedule TO (the “Original Schedule TO”) originally filed on September 26, 2008 with the Securities and Exchange Commission in connection with the offer by Rand Logistics, Inc. upon the terms and conditions in the Offer Letter dated September 26, 2008, as amended and supplemented by the Supplement to the Offer Letter dated October 10, 2008 (the “Supplement”) and related Letter of Transmittal dated September 26, 2008.

Item 10.   FINANCIAL STATEMENTS

Item 10(a) is amended and restated in its entirety to read as follows:

(a)           Incorporated by reference are the Company’s financial statements for the fiscal years ended March 31, 2008 and 2007 that were furnished in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2008 and the Company’s financial statements for the three month period ended June 30, 2008 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008.  The full text of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.   Information about the Company’s ratio of earnings to fixed charges under “The Offer, Section 9.  Financial Information Regarding the Company”” of the Offer Letter, as amended by the Supplement, is incorporated herein by reference.

Item 12.   EXHIBITS

Item 12 of the Original Schedule TO is amended and supplemented as follows:

(a)(11)	Supplement to Offer Letter to Warrant Holders, dated October 10, 2008.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAND LOGISTICS, INC.

By:	/s/ Laurence S. Levy
Name:	Laurence S. Levy
Title:	Chairman of the Board and Chief Executive
Officer

Date:  October 10, 2008